FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒                       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE S.A.

9 December 2013

PRESS RELEASE

JERMYN STREET REAL ESTATE FUND IV LP submitted the highest bid for Astir Palace Vouliagmenis S.A.

National Bank of Greece announces that, in cooperation with the Hellenic Republic Asset Development Fund S.A. (TAIPED), the opening of the improved financial bids for Astir Palace Vouliagmenis S.A. was effected today.

JERMYN STREET REAL ESTATE FUND IV LP submitted the highest bid amounting to €400 million, which concerns 90% of Astir shares, as these shares shall stand following completion of the transaction.

The boards of National Bank of Greece and of TAIPED shall convene this week in order to make the final decisions, in accordance with the terms of the tender procedure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 10th December, 2013

/s/ Alexandros Tourkolias

(Registrant)

Alexandros Tourkolias
Chief Executive Officer